Filed Pursuant to Rule 424(b)(5)

Registration No. 333-258640

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 19, 2021)

Up to $8,000,000

Common Stock

Brainstorm Cell Therapeutics Inc.

This prospectus supplement amends and supplements the information in the prospectus, dated August 19, 2021, filed as a part of our registration statement on Form S-3 (File No. 333-258640), or the Base Prospectus, as supplemented by our prospectus supplements dated August 19, 2021 and April 2, 2024, or the Prior Prospectus Supplements and together with the Base Prospectus, the Prior Prospectuses. This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectus Supplements to register the offer and sale of our common stock, par value $0.00005 per share, from time to time pursuant to the terms of that certain At The Market Offering Agreement, or the sales agreement, between Raymond James & Associates, Inc., or Raymond James, acting as the agent, and us.

We are filing this prospectus supplement to amend the Prior Prospectus Supplements to change the amount of shares we are eligible to sell under the sales agreement. As amended, we may offer and sell shares of our common stock having an aggregate offering price of up to $8,000,000 from time to time through Raymond James which does not include the shares of common stock having an aggregate sales price of approximately $718,843 that were sold pursuant to the Prior Prospectuses during the past 12 months.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by non-affiliates of our public float was approximately $48,988,442 based on a total number of 71,663,020 shares of common stock outstanding, of which 4,555,564 shares of common stock were held by affiliates, at an approximate price of $0.73 per share, the closing sales price of our common stock on April 8, 2024, which is the highest closing price of our common stock on The Nasdaq Capital Market within the prior 60 days. We have sold approximately $718,843 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $16,329,480. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on The Nasdaq Capital Market under the symbol “BCLI.” On June 26, 2024, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.39 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Raymond James

The date of this prospectus supplement is June 27, 2024